

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Mr. Ray R. Irani
Chief Executive Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
 Los Angeles, CA 90024

> **RE:    Occidental Petroleum Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **File No. 1-09210**

Dear Mr. Irani:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.    Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Items 1. and 2. Business and Properties, page 3

2.      Please provide information regarding the seasonality of your business, as required by Item 101(c)(v) of Regulation S-K.

Comparative Oil and Gas Proved Reserves and Production, page 3

3.      Please explain in detail why you have reported a negative number for both Proved reserves – Other interests and Production – Other interests.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities, page 7

Share Repurchase Activities, page 8

4.      Please expand your table to include the share repurchase activities during the fourth quarter of 2007 in a per month format.  See item 5(c) of Form 10-K.

Five-Year Summary of Selected Financial Data, page 9

5.      We note that you have disclosed Cash flow provided by Operating Activities. Please expand your disclosure to disclose all statement of cash flow measures to provide investors with a more balanced presentation.  Refer to FRC 202.03.

6.      Please expand your disclosure to define how you calculate Capital Expenditures and Cash provided (used) by all other investing activities, net.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) (Incorporating Item 7A), page 9

Oil and Gas Segment, page 11

7.      For all your properties, please include the information required by Item 102 of Regulation S-K, including a description of the location of each of your interests. Further, please provide a map with the locations of your interests.

Improved Recovery, page 15

8.      We note that your operations employ various improved recovery techniques including water flooding and gas injection.  We further note your disclosure on page 12 that "Approximately 60% of [your] Permian Basin production is from fields that actively employ the application of $CO_2$ flood technology… These $CO_2$ flood operations make Occidental a world leader in the application of this technology." Please tell us how you account for the related costs to explore,

develop and then to maintain production and specify the accounting treatment for such costs incurred during each stage of a project's life, such as exploration, development, production and, reclamation. We may have further comment.

Consolidated Results of Operations, page 19

9.      Expand your discussion of your year to year comparisons.  For example, quantify the higher crude oil prices and the unit volume increases that increased net sales in 2007.  Further, explain in more detail such events as the $108 million gain related to litigation settlements or provide an appropriate cross reference.  This expanded disclosure should be included throughout your MD&A.  As a further example, on page 20, provide a description of the capital expenditures in 2007 that increased your property, plant & equipment line item.

Liabilities and Stockholders' Equity, page 21

10.     We note that the decrease of your accrued liabilities was due to contract bonus payments in Oman and contingent payments related to acquisitions.  Please tell us the nature of these payments and specify your accounting treatment of such payments.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Income, page 35

11.     We note that you have recorded interest, dividends and other income as well as gains of disposition of assets, net as a component of revenues.  Please modify your current presentation such at these line items are not referred to as Revenue.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 84

12.     You state that the information required by Item 13 to your 10-K is incorporated by reference to information appearing in your 2008 proxy statement.  However, it does not appear that you provided any disclosure under Item 404 of Regulation S-K within the cross reference provided under Item 13 of your 10-K.  Please provide such disclosure or explain to us why such disclosure is not necessary.

Engineering Comments

Oil and Gas Segment, page 11

Libya, page 13

13.     You indicate that under the new 30-year contract you and your partner would pay
        a signature bonus of $1 billion, of which your share is $750 million.  Please tell us
        what the purpose of a signature bonus is and to whom it is to be paid.  Also, it
        does not appear that you have filed this document as an exhibit to the Form 10-K.
        Please do so or tell us why you do not believe that it needs to be filed.

Proved Reserves – Estimation and Review Process, page 14

14.     Regarding the Ryder –Scott, please tell us, with a view toward disclosure, the
        following:

    - whether the independent engineer independently selected the properties
      and the percentage of overall reserves to be reviewed;
    - whether the independent engineer was hired by the Board of Directors or
      company management;
    - if the independent engineer reviews a different set of properties every
      year;
    - if the reserves and procedures reviewed included proved producing
      reserves, proved developed non-producing reserves and proved
      undeveloped reserves and in what proportions;
    - if the review included a review of all commonly used methodologies of
      reserve estimations such as decline curve analysis, volumetrics, material
      balance, analogies and reservoir simulation and in what proportions;
    - if the review consisted of properties under going primary, secondary and
      tertiary recovery operations, in what proportions and the types of tertiary
      recovery they reviewed;
    - if the review included properties in all major basins and geographical
      areas where Occidental operates and if not where were the reserves were
      located;
    - other work that this independent engineer may have for performed for
      Occidental during the year;
    - reconcile the statement that the independent engineer reviewed
      approximately 10% of your oil and gas reserves with the statement that
      they were not engaged to render an opinion as to the reserve volumes by
      Occidental.

        Also, provide us with a copy of the independent engineer's reserve report, audit
        opinion letter and their documentation of their review.

15.    Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible.  Please include the annual cash flow tables for all category of proved reserves and total proved reserves for each geographic area and please include the one line summaries of all properties. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information.  Please send the report to James Murphy at mail stop 7010.

Supplemental Oil and Gas Information, page 75

16.    We note an almost 12% negative gas reserve revision in the area of Middle East/North Africa.  Please provide us with the reasons for this revision.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683.  With respect to all legal comments, you may contact John Madison at (202) 551-3296 or, in his absence, me at (202) 551-3745 with any other questions.  Direct all correspondence to the following ZIP code:  20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     J. Cannarella
        J. Madison